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Exhibit D

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

)
In re:	) )	Chapter 11
KAISER GROUP INTERNATIONAL,	)	Case Nos. 00-2263 to 00-2301 (MFW)
INC., et al.	)
	) )	(Jointly Administered Under Case No. 00-2263 (MFW))
Debtors	)
	) )	Objection Deadline: May 19, 2005 at 4:00 PM Hearing Date: May 26, 2005 at 2:00 PM

MOTION OF CLAIMANT PIPPIN AND THE CLASS OF ICT
SPECTRUM CLAIMANTS FOR A STAY OF THE DE-REGISTRATION OF
KAISER GROUP HOLDINGS COMMON STOCK PENDING THE FINAL
DISPOSITION OF THE BANKRUPTCY COURT'S FEBRUARY 2, 2004 ORDER

        Pursuant to Bankruptcy Rule 8005, Claimant James D. Pippin and the Class of ICT Spectrum Claimants hereby move this Court for a Stay of Debtors' efforts to voluntarily terminate the registration of Kaiser Group Holdings common stock pending final disposition of the Bankruptcy Court's February 2, 2004 decision granting Claimants' Motion for Resolution of the Class Proof of Claim, and in support thereof aver as follows:

        1.     On February 2, 2004, the Bankruptcy Court entered an Order granting the Pippin Motion for Resolution of the Class Claim after a full hearing on the matter.

        2.     In satisfaction of their Class Proof of Claim, the February 2 Order awarded Pippin and the Class 247,350 shares of Kaiser Group Holdings New Common Stock in addition to the 15,625 shares of New Common Stock to be distributed to Pippin and the Class for the 1.5 million shares of Old Kaiser stock that they received at the time of the ICF Kaiser—ICT Spectrum Merger.

        3.     Debtors then filed a Motion for Reconsideration of the Bankruptcy Court's February 2 Order. The motion was denied on March 24, 2004, after a full hearing on the matter.

        4.     On March 29, 2004, Debtors filed a Notice of Appeal of the Bankruptcy Court's February 2 Order. The appeal has been fully briefed and is currently pending before Judge Farnan of the United States District Court for the District of Delaware.

        5.     Since the effective date of the Plan of Reorganization, including at the time of the 2004 hearings on the Motion for Resolution of the Pippin Class Proof of Claim when the Bankruptcy Court granted and denied reconsideration of the Motion, Kaiser Group Holdings New Common Stock has been registered with the Securities and Exchange Commission.

        6.     On October 5, 2004, the Bankruptcy Court granted Kaiser's Motion for a Stay of the Court's February 2, 2004 Order pending the final completion of all appellate proceedings, conditioned on Kaiser continuing to set aside and hold all 262,975 shares of New Common Stock for the benefit of the Spectrum Class, pending further Order of the Bankruptcy Court.

        7.     Kaiser Group Holdings New Common Stock is currently being traded over the counter on the "Pink Sheets" (common symbol KGHI.PK; preferred symbol KGHIP.PK). The "Pink Sheets" is a centralized quotation service that collects and publishes market maker quotes in real time, primarily through its web site, http://www.pinksheets.com.

        8.     On April 7, 2005, Kaiser announced that its Board of Directors has approved a 1-for-20 reverse stock split of its common stock. The proposed reverse split is subject to approval by the holders of a majority of the voting power of issued and outstanding shares of Kaiser Group common and preferred stock at Kaiser's next annual meeting, currently expected to be held in May or June of this year.

        9.     If the reverse split is approved by Kaiser stockholders and implemented, Kaiser Group expects to have fewer than 300 common stockholders of record, which would enable Kaiser to voluntarily terminate the registration of its common stock under the Securities Exchange Act of 1934. As a result, Kaiser would no longer be required to file periodic reports, including Forms 10-K, 10Q and 8-K, and other information with the Securities and Exchange Commission, which Kaiser claims would result in cost-saving benefits to the Company, although it intends to publish by press release and on its website quarterly and annual results following deregistration.

        10.   Kaiser's own preliminary proxy materials, recently filed for consideration by the SEC, state:

          Cessation of Public Sale Opportunities.    Following the Reverse Split, the Company will apply for the termination of its SEC Reporting Obligations. It is possible that the public market for shares of the Company's Common Stock could be substantially reduced, although the Company intends for its Common Stock to continue to trade thought the Pink Sheets. Additionally, the Company does not have any present intention or plans to sell the Company or enter into any other transaction that would provide liquidity for the shares.

Kaiser's Schedule 14A, "Substantive Factors Disfavoring the Reverse Split" at 13.

        11.   Upon the deregistration of Kaiser's stock, the Company's common and preferred shares will no longer be listed on the Over-the-Counter Bulletin Board.

        12.   Rule 8005 provides that "[a] motion . . . for other relief pending appeal must ordinarily be presented to the bankruptcy judge in the first instance . . . . [T]he bankruptcy judge may . . . make any other appropriate order during the pendency of an appeal on such terms as will protect the rights of all parties in interest."

        13.   Because the marketability of Kaiser New Common Stock almost certainly will diminish between now and the end of the appellate process as a result of Kaiser's planned deregistration of its common stock with the SEC, a Stay of Debtors' deregistration efforts should be entered to secure Pippin and the Class, as the prevailing party, against Kaiser's efforts to change in the status quo to the detriment of the Spectrum Class, who has been forced to forgo execution on the Bankruptcy Court's judgment during the course of Debtors' appeal.

        14.   In this case, all of the elements necessary for a stay to be entered are present in that: (1) there is a strong likelihood that Pippin and the Class will be successful on the merits of the appeal of this Court's February 2, 2004 Order; (2) the Spectrum Class will suffer substantial irreparable injury if the stay is denied; (3) substantial harm will not be suffered by other parties if the stay is granted; and (4) issuance of the stay would not harm the public interest.

2

        WHEREFORE, Claimant Pippin and the Class request that the Bankruptcy Court stay Debtors' efforts to deregister its common stock pending final disposition of the February 2, 2004 Order granting the Pippin Motion for Resolution of the Class Claim.

Date: May 6, 2005	Respectfully Submitted:

/s/  A. ZACHARY NAYLOR
Pamela S. Tikellis (DE Bar # 2172)
A. Zachary Naylor (DE Bar # 4439)
CHIMICLES & TIKELLIS
One Rodney Square
P.O. Box 1035
Wilmington, DE 19899
Tel: (302) 656-2500

J. Dennis Faucher
Michael S. Tarringer
MILLER FAUCHER AND CAFFERTY LLP
One Logan Square, Suite 1700
18th and Cherry Streets
Philadelphia, PA 19103
Tel: (215) 864-2800
Attorneys for Claimant Pippin and the Class

3

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

)
In re:	) )	Chapter 11
KAISER GROUP INTERNATIONAL,	)	Case Nos. 00-2263 to 00-2301 (MFW)
INC., et al.	)
	) )	(Jointly Administered Under Case No. 00-2263 (MFW))
Debtors	)
	) )	Objection Deadline: May 19, 2005 at 4:00 PM Hearing Date: May 26, 2005 at 2:00 PM

MEMORANDUM IN SUPPORT OF
MOTION OF CLAIMANT PIPPIN AND THE CLASS OF ICT
SPECTRUM CLAIMANTS FOR A STAY OF THE DE-REGISTRATION OF
KAISER GROUP HOLDINGS COMMON STOCK PENDING THE FINAL
DISPOSITION OF THE BANKRUPTCY COURT'S FEBRUARY 2, 2004 ORDER

        Claimant James D. Pippin and the Class of ICT Spectrum Claimants hereby submit this Memorandum in support of their motion for a Stay of Debtors' efforts to voluntarily terminate the registration of Kaiser Group Holdings common stock pending the final disposition of the Bankruptcy Court's February 2, 2004 decision granting Claimants' Motion for Resolution of the Class Proof of Claim, in accordance with Bankruptcy Rule 8005.

I.     INTRODUCTION

        Over a year has passed since Debtors appealed this Court's February 2, 2004 Order awarding the Spectrum Class a substantial number of shares of Kaiser Group Holdings common stock. With the appeal still pending, Kaiser now plans to deregister its common stock after initiating a 1-for-20 reverse-stock split. Kaiser's efforts to voluntarily terminate the registration of its common stock will have a substantial, negative impact on the marketability of Kaiser stock and greatly restrict the information now made available to the investing public.

        As the prevailing party in this bankruptcy litigation, the Spectrum Class should have its Equity Interest protected during the pendency of the appeal of this Court's February 2, 2004 Order. Accordingly, a Stay of Kaiser's efforts to deregister the "New Common Stock" that was awarded to Claimant Pippin and the Class back on January 20, 2004 should be entered, pending final disposition of the appeal.

II.    BACKGROUND

        On February 2, 2004, the Bankruptcy Court entered an Order granting the Pippin Motion for Resolution of the Class Claim after a full hearing on the matter. In satisfaction of their Class Proof of Claim, the February 2 Order awarded Pippin and the Class 247,350 shares of Kaiser Group Holdings New Common Stock in addition to the 15,625 shares of New Common Stock to be distributed to Pippin and the Class for the 1.5 million shares of Old Kaiser stock that they received at the time of the ICF Kaiser—ICT Spectrum Merger.

        Debtors then filed a Motion for Reconsideration of the Bankruptcy Court's February 2 Order. The motion was denied on March 24, 2004, after a full hearing on the matter.

        On March 29, 2004, Debtors filed a Notice of Appeal of the Bankruptcy Court's February 2 Order. The appeal has been fully briefed and is currently pending before Judge Farnan of the United States District Court for the District of Delaware ("Delaware District Court").

        On October 5, 2004, the Bankruptcy Court granted Kaiser's Motion for a Stay of the Court's February 2, 2004 Order pending the final completion of all appellate proceedings, conditioned on Kaiser continuing to set aside and hold all 262,975 shares of New Common Stock for the benefit of the Spectrum Class, pending further Order of the Bankruptcy Court. Until a Final Order is issued regarding their claim, the Spectrum Class can do nothing but wait. As this Court has ruled, even the 15,625 shares of Kaiser New Common Stock that the Spectrum Class is entitled to receive in exchange for the 1.5 million Old Kaiser Common Stock shares that they were issued at the time of the Kaiser-Spectrum merger cannot be distributed to the Spectrum Class because these shares are part of the Spectrum Class' "Equity Interest," as defined by the Plan, which includes any rights (disputed and undisputed) the Spectrum Class has by virtue of their status as holders of Old Kaiser Common Stock shares.1

A bankruptcy hearing was held on December 8, 2003, regarding a motion filed by Pippin and the Class for Distribution of Kaiser New Common Stock that sought to have Debtors distribute the 15,625 New Common Stock shares for Old Kaiser shares that the Spectrum Class at the time of the Kaiser-Spectrum merger. Because of the way the Plan defines "Equity Interest," however, the Bankruptcy Court concluded that no such distribution could take place prior to a final resolution of the Class claim.

        In an effort to protect the value of the shares of New Common Stock that the Bankruptcy Court awarded, the Spectrum Class requested that a supersedeas bond be posted by Debtors during the pendency of the appeal of this Court's February 2, 2004 Order. On April 18, 2004, the Bankruptcy Court denied the motion, concluding that the rights of the Spectrum Class, as claimants with Equity Interests, is limited only to stock under the Plan.2 Now, over four years after the Plan was confirmed3, Debtors are deliberately taking action to change the registration status of the very stock that the Bankruptcy Court awarded to the Spectrum Class by effectuating a significant change in the financial structure of the Company to the detriment of Equity Interest holders like the Spectrum Class whose ability to market their shares will be severely impaired if Kaiser goes forward with its deregistration plans.

2
In section 14.03 of the Plan, Kaiser agrees to make and keep public information available, as those terms are understood and defined in SEC Rule 144, so long as the Company remains subject to the periodic reporting requirements under Section 13 or 15(d) of the Exchange Act.

3
On December 5, 2000, the Bankruptcy Court confirmed Kaiser's Second Amended Plan of Reorganization. The Confirmation Order became effective on December 18, 2000.

        Kaiser Group Holdings New Common Stock is currently being traded over-the-counter on the "Pink Sheets" (common symbol KGHI.PK; preferred symbol KGHIP.PK). The "Pink Sheets" is a centralized quotation service that collects and publishes market maker quotes in real time, primarily though its web site, http://www.pinksheets.com.

        On April 7, 2005, Kaiser announced that its Board of Directors has approved a 1-for-20 reverse stock split of its common stock. The proposed reverse split is subject to approval by the holders of a majority of the voting power of issued and outstanding shares of Kaiser Group common and preferred stock at Kaiser's next annual meeting, currently expected to be held in May or June of this year.

        If the reverse split is approved by Kaiser stockholders and implemented, Kaiser Group expects to have fewer than 300 common stockholders of record, which would enable Kaiser to voluntarily terminate the registration of its common stock under the Securities Exchange Act of 1934. As a result,

2

Kaiser would no longer be required to file periodic reports, including Forms 10-K, 10Q and 8-K, and other information with the Securities and Exchange Commission, which Kaiser claims would result in cost-saving benefits to the Company, although it intends to publish by press release and on its website quarterly and annual results following deregistration.4

4
On page 18 of Kaiser's Schedule 14A, the Company states that it "is undertaking the Reverse Split at this time because, among other reasons, the Company believes that it will save substantial costs associated with having a significant number of small shareholders and compliance with the SEC Reporting Obligations. However, the Company's cost saving estimates may be inaccurate, and the actual savings to be realized from terminating the Company's SEC Reporting Obligations might be higher or lower than the Company's estimates."

        According to Kaiser's bankruptcy counsel, the Spectrum Class claim is one of four matters that remain open in this case, the only one of which involves an Equity claim for shares of Kaiser Group Holdings common stock. See Hearing Transcript, dated 4/18/05, at 4. See also Kaiser's Schedule 14A at 6 ("Apart from holders of the International common Stock, the only holders of Equity Interests of which the Company is aware are the former shareholders of ICT Spectrum Constructors, Inc. . . ."), attached hereto as Exhibit A. As demonstrated below, Kaiser's plan to deregister their common stock not only will negatively impact its marketability, but almost certainly will diminish its value to the detriment of the Spectrum Class. This substantial injury to the Spectrum Class, if Kaiser proceeds with the deregistration of its common stock, far outweighs any cost savings benefit to Debtors that may result from discontinuing the Company's reporting obligations. Accordingly, an Order granting this Motion for a Stay of Kaiser's efforts to deregister its common stock should be entered.

III.  ARGUMENT

        Bankruptcy Rule 8005 provides that "[a] motion . . . for other relief pending appeal must ordinarily be presented to the bankruptcy judge in the first instance. . . . [T]he bankruptcy judge may . . . make any other appropriate order during the pendency of an appeal on such terms as will protect the rights of all parties in interest."

        In this case, the Bankruptcy Court has awarded the Spectrum Class 247,350 shares of Kaiser Group Holdings common stock in addition to the 15,625 shares of New Common Stock to be distributed to Pippin and the Class for the 1.5 million shares of Old Kaiser stock that they received at the time of the ICF Kaiser—ICT Spectrum Merger. While it is clear that the Spectrum Class is only entitled to stock under the Second Amended Plan of Reorganization (the "Plan"), since the effective date of the Plan, Kaiser Group Holdings New Common Stock has been registered with the Securities and Exchange Commission.

        Now, Kaiser plans to de-register its common stock while the Debtors' appeal of the Bankruptcy Court's Order awarding a substantial number of Kaiser common shares to the Spectrum Class is pending before the Delaware District Court. In this regard, Kaiser's own preliminary proxy materials, recently filed for consideration by the SEC, state:

      [T]he Company could be required to issue an additional 247,350 shares of Common Stock to former ICT Spectrum shareholders, which would compromise approximately 13.4% of the Company's aggregate Common Stock outstanding. Should the Company be required to issue additional shares of Common Stock after the Effective Date of the Reverse Split, such issuance will be made to former ICT Spectrum shareholders on a post-split basis, such that each former ICT Spectrum shareholder would receive one share of Common Stock for every 20 shares such person was entitled to pursuant to the Bankruptcy Court's ruling. The Company does not intend to issue fractional shares to the former ICT Spectrum shareholders and would instead pay, in lieu of fractional shares, $29.25 for each

3

      share of the Company's Common Stock that such former ICT stockholders would be entitled to receive immediately prior to the Effective Date of the Reverse Split.

Notice of Annual Meeting of Stockholders; Special Factors, at p. 6.

        Here, the lack of marketability resulting from a deregistration of Kaiser Group Holdings common stock and the inevitable diminishing value to the Spectrum Class outweighs any benefit to the Debtors from reduced costs of public reporting. Because the marketability of Kaiser New Common Stock almost certainly will diminish between now and the end of the appellate process as a result of Kaiser's planned deregistration of its common stock with the SEC, a Stay should be entered to secure Pippin and the Class, as the prevailing party, against Kaiser's efforts to change in the status quo to the detriment of the Spectrum Class, who has been forced to forgo execution on the Bankruptcy Court's judgment during the course of Debtors' appeal.

            In order to obtain a stay pending appeal under Bankruptcy Rule 8005, a movant must establish the elements necessary to obtain a preliminary injunction: (1) a strong likelihood of success on the merits of the appeal; (2) the movant will suffer substantial irreparable injury if the stay is denied; (3) substantial harm will not be suffered by other parties if the stay is granted; and (4) issuance of the stay would not harm the public interest. Family Kingdom, 225 B.R. at 69; In re Blackwell, 162 B.R. at 119; In re Sharon Steel Corp., 159 B.R. 730, 733 (Bankr. W.D. Pa. 1993). While some courts have found that the movant's failure to persuade the court regarding any one of these factors is sufficient to deny the stay, e.g. In re Blackwell, 162 B.R. at 118, "the more common approach . . . is to balance all factors in making this determination. E.g., In re Dakota Rail, Inc., 111 B.R. 818 (Bankr. D. Minn. 1990); In re Richardson, 15 B.R. 930, 931 (Bankr. E.D. Pa. 1981)." In re Edwards, 228 B.R. 573, 574-76 (Bankr. E.D. Pa. 1999). Stated otherwise, a court "should realize that these four factors structure the inquiry. However, no one aspect will necessarily determine its outcome. Rather, proper judgment entails a 'delicate balancing of all elements.' "In re Roth American, Inc., 90 B.R. 94, 95 (Bankr. M.D. Pa. 1988) (citations omitted).

In re Bankruptcy Appeal of Allegheny Health, Education and Research Foundation, 252 B.R. 309 (W.D. Pa. 1999). As demonstrated below, Claimant Pippin and the Class have met their burden of demonstrating that a discretionary stay is warranted under Bankruptcy Rule 8005.

  A.    Strong Likelihood Of Success On The Merits Of The Appeal

        In granting Claimants' Motion at the January 20, 2004 Hearing, this Court clearly recognized the viability of such a claim and how its value should be calculated:

            THE COURT: . . . All Congress did, under Section 510(b), was subordinate such claims. It did not eliminate those and, in fact, I think it's clear that Shareholders may have claims, other than, simply, ownership in the stock, but may have claims for damages arising from purchase, from sale of the debtor's stock, from rescission, or other claims under the State or Federal law. And the Pippin class have such claims, under their contract.

*        *        *        *

            As far as calculation, I think 365 has to be the place to look to the calculation for the Pippin class claim. Unfortunately, in this instance it may inure to the benefit of the claimant, but in most instances I think it is the debtor that asserts the benefits of 365(g).

            But, again, Congress enacted the Section to give a bright-line date, by which claims must be calculated. I don't think there's an indication that Congress did it in order to limit the dollar amount of a claim, but simply to change the status of the claim, again, since 510(b) is

4

    reducing the rejection claim even further. The fact that 365(g) converts it from a potential post-petition claim to a prepetition claim is not really relevant.

            But, I think that is the appropriate time to value the claim, because of the language of 365(g), which, specifically says that the rejection of an executory contract results in a breach of that contract, as of the day before the petition, or immediately before the petition.

            So based on all that, I think that the Pippin class is entitled to stock, premised on a claim equal to the amount of shares they had, plus the amount of damages suffered by them, as a result of a rejection, and, thereby, termination of the fill-up provisions in their agreement.

Hearing Transcript, dated 1/20/04, at 35-37 (emphasis added).

        As demonstrated above, this Court's decision was based on well-established bankruptcy rules and principles. Cf. In re Best Reception Systems, 219 B.R. at 994 (serious questions going to merits of court's conclusion were not created by issue on appeal, as "court was simply following controlling authority by which it is bound. . . ."). While Kaiser's appeal certainly is important to the parties in this case, the issues presented by the appeal do not present "difficult legal questions" and Debtors cannot credibly show that they are likely to prevail on the merits.

  B.    Claimants Will Suffer Substantial Irreparable Injury Without A Stay.

        Until the final disposition of this Court's February 2, 2004 Order, Claimant Pippin and the Class of former Spectrum shareholders will be unable to make any decisions with respect to both the 15,625 Kaiser shares of New Common Stock that they are due to receive as a result of Old Kaiser shares issued to them at the time of the ICF Kaiser-ICT Spectrum merger and the additional 247,350 New Common Stock shares awarded by this Court.

        Meanwhile, in its preliminary proxy statement, Kaiser has identified a number of factors disfavoring its proposed reverse stock split. For example, one such factor is:

            Cessation of Public Sale Opportunities.    Following the Reverse Split, the Company will apply for the termination of its SEC Reporting Obligations. It is possible that the public market for shares of the Company's Common Stock could be substantially reduced, although the Company intends for its Common Stock to continue to trade thought the Pink Sheets.

Kaiser's Schedule 14A (Exhibit A hereto), "Substantive Factors Disfavoring the Reverse Split" at 13 (emphasis added). According to Dr. Craig McCann, President of Securities Litigation and Consulting Group, Inc., existing studies of discounts for lack of marketability and of premiums paid for controlling blocks of shares provide a range of estimates for the harm (ranging from 20 to 40%) likely to be suffered by minority shareholders if the controlling shareholders are able to implement their proposal. See Dr. McCann's Declaration ("McCann Decl.") (attached hereto as Exhibit B) at ¶ 11.

        In addition, upon the deregistration of Kaiser's stock, the Company's common and preferred shares will no longer be listed on the Over-the-Counter Bulletin Board.5 Furthermore, the proposal will reduce the flow of information to unaffiliated shareholders and make the valuation of minority interests much more difficult, thereby reducing the value independent vestors place on Kaiser's stock. See McCann Decl. at ¶¶ 9-10.

5
"The OTC Bulletin Board (OTCBB) is a regulated quotation service that displays real-time quotes, last-sales prices, and volume information in over-the-counter (OTC) equity securities. An OTC equity security generally is any equity that is not listed or traded on Nasdaq or a national securities exchange. OTCBB securities include national, regional, and foreign equity issues, warrants, units, American Depositary Receipts (ADRs), and Direct Participation Programs (DPPs)." OTC Bulletin Board website, http://www.otcbb.com/aboutOTCBB/overview.stm

5

  C.    Granting A Stay Will Not Cause Substantial Harm To Other Parties.

        The single reason that Debtors have raised as their basis for the planned deregistration of their common stock is the expected cost savings associated with meeting the regulatory reporting requirements. The cost savings estimated by Debtors, however, may not even be accurate. In this regard, the Company states that:

            The Company is undertaking the Reverse Split at this time because, among other reasons, the Company believes that it will save substantial costs associated with having a significant number of small shareholders and compliance with the SEC Reporting Obligations. However, the Company's cost saving estimates may be inaccurate, and the actual savings to be realized from terminating the Company's SEC Reporting Obligations might be higher or lower than the Company's estimates.

Kaiser's Preliminary Proxy Statement (Exhibit A) at 18. Furthermore, the Company anticipates that it will continue to incur costs associated with soliciting proxies for purposes of its annual meeting as required under Delaware law, as well as meeting other state corporate law requirements. Id. at 10. In addition, there will inevitably be costs associated with the reverse stock split and the Company's present intention to report its quarterly and annual financial results through its web site and in press releases. See McCann Decl. at ¶¶ 12-14. Thus, the harm suffered by minority shareholders will be much greater than any real cost savings benefit claimed by Kaiser. Id. at ¶ 13.

  D.    The Public Interest Factor Weighs Heavily In Favor Of A Stay.

        The public will be negatively impacted if Kaiser is permitted to proceed with its efforts to deregister its common stock. In addition to substantially reducing the public market for shares of the Company's Common Stock, the benefit from Kaiser continuing to make public information available through, among other things, the filing of annual and quarterly reports with the SEC will no longer be available. Indeed, Kaiser admits in its preliminary proxy materials that:

            Upon terminating the Company's SEC Reporting Obligations, the Company will no longer file, among other things, annual or quarterly reports with the Commission. Information regarding the Company's business, results of operations and financial condition that is currently available to the general public and the Company's investors will not be available once the Company terminates the registration of the Company's securities and the Company's SEC Reporting Obligations. As a result of the Company's SEC Reporting Obligations, the remaining stockholders after the Reverse Split will not receive the benefit of the protection provided to stockholders of a company subject to SEC Reporting Obligation, including, but not limited to, certain corporate governance, reporting, and management certifications required under the Sarbanes-Oxley Act of 2002 and disclosure and liability applicable to reports and statements made pursuant to the requirements of the Exchange Act. The Company intends to continue to report to its stockholders in accordance with Delaware Law. In addition, the Company presently intends to report its quarterly and annual financial results through its web site and in press releases.

Kaiser Schedule 14A (Exhibit A) at 13-14 (emphasis added). In addition, Kaiser explains in its proposed proxy materials that stockholders who are cashed out as a result of the Reverse Split will have no further interest in the Company with respect their cashed out shares and thus will not have the opportunity to participate in the potential upside of any increase in the value of such shares unless they acquire sufficient shares in the open market so that they hold at least 20 shares in the account immediately prior to the Reverse Split. Id. at 14.

        Remarkably, Kaiser's Board of Directors has taken the position that the "Cessation of Publicly Available Information" does not make the transaction unfair to unaffiliated stockholders "because any

6

detriment to unaffiliated stockholders that may result from the termination of the registration of the Company's securities and the Company's periodic filings will be offset by the anticipated cost-saving benefits to the Company of no longer publicly filing such reports." Id. This reasoning is clearly self-serving, especially in light of the actual cost savings that would result. See McCanm Decl. at ¶¶ 9, 13 and 14. Thus, the public interest can only benefit from Kaiser continuing to report to the SEC under its regulatory requirements. Id. at ¶15 ("If Kaiser's proposal passes, these insiders who already have an informational advantage will continue to have the same information but minority shareholders and potential minority shareholders will have much less information.").

IV.    CONCLUSION

        For all of the above reasons, Claimant Pippin and the Class request that the Bankruptcy Court direct Debtors to cease all common stock deregistration efforts, pending the final disposition of the February 2, 2004 Order granting the Pippin Motion for Resolution of the Class Claim.

Date: May 6, 2005	Respectfully Submitted:

/s/  A. ZACHARY NAYLOR
Pamela S. Tikellis (DE Bar # 2172)
A. Zachary Naylor (DE Bar # 4439)
CHIMICLES & TIKELLIS
One Rodney Square
P.O. Box 1035
Wilmington, DE 19899
Tel: (302) 656-2500

J. Dennis Faucher
Michael S. Tarringer
MILLER FAUCHER AND CAFFERTY LLP
One Logan Square, Suite 1700
18th and Cherry Streets
Philadelphia, PA 19103
(215) 864-2800
Attorneys for Claimant Pippin and the Class

7

EXHIBIT B

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

)
In re:	) )	Chapter 11
KAISER GROUP INTERNATIONAL,	)	Case Nos. 00-2263 to 00-2301 (MFW)
INC., et al.	)
	) )	(Jointly Administered Under Case No. 00-2263 (MFW))
Debtors	)
	) )	Objection Deadline: May 19, 2005 at 4:00 PM Hearing Date: May 26, 2005 at 2:00 PM

DECLARATION OF CRAIG J. McCANN, Ph.D., CFA, IN SUPPORT OF
MOTION OF CLAIMANT PIPPIN AND THE CLASS OF ICT
SPECTRUM CLAIMANTS FOR A STAY OF THE DE-REGISTRATION OF
KAISER GROUP HOLDINGS COMMON STOCK PENDING THE FINAL
DISPOSITION OF THE BANKRUPTCY COURT'S FEBRUARY 2, 2004 ORDER

I, Craig J. McCann, hereby declare, under penalty of perjury, as follows:

        1.     I am President of Securities Litigation and Consulting Group, Inc., and am experienced in securities class action litigation, financial analysis, investment management, and valuation disputes. I have taught graduate investment management at Georgetown University and at the University of Maryland, College Park.

        2.     Prior to founding Securities Litigation and Consulting Group, l was Director at LECG and Managing Director, Securities Litigation at KPMG. I also was a senior financial economist at the Securities and Exchange Commission, where I focused on investment management issues and contributed financial analysis to numerous investigations involving alleged insider trading, securities fraud, personal trading abuses and broker-dealer misconduct.

        3.     I received a B.A. and an M.A. in Economics from the University of Western Ontario and a Doctorate degree in Economics from the University of California, at Los Angeles, and, subsequently served as a Senior Consultant at a consulting firm where I managed projects involving alleged securities fraud, insider trading, and market manipulation. More information regarding my background and experience is included in my resume, attached to this Declaration as Exhibit 1.

        4.     1 have been retained by Miller Faucher and Cafferty LLP to opine on marketability and cost savings issues associated with Kaiser Group Holdings' plans to deregister the Company's common stock with the Securities and Exchange Commission ("SEC") and suspend its reporting obligations under the Securities Exchange Act of 1934, as amended.

        5.     In preparing this report, I have reviewed the following information:

  i.
  Pleadings (with attachments), Hearing Transcripts and Court Orders filed in this Bankruptcy action related to the Pippin Motion for Resolution of the Class Claim;

  ii.
  Kaiser Group Holdings' Preliminary Proxy Statement (Schedule 14A) and related Press Release;

  iii.
  Kaiser's Second Amended Plan of Reorganization;

  iv.
  "Valuing a Business, The analysis and Appraisal of Closely Held Companies, 4th Edition by Pratt, Reilly & Schweibs © 2000, pp. 392-411;

  v.
  Miller Canfield Corporate & Securities Law Update, Summer 2004; and

  vi.
  Kaiser Group Holdings Corporate filings and Stock price information, ranging from 2000 to present.

        6.     Kaiser Group International, Inc. ("Kaiser") is seeking shareholder approval to execute a 1-for-20 reverse stock split. Kaiser hopes to reduce the number of shareholders below 300 by cash settling any fractional post-split shares. Kaiser intends to thereafter seek permission from the Securities and Exchange Commission to stop filing public reports with the Commission.

        7.     If put to a shareholder vote, the proposal is likely to pass as two board members proposing the reverse split control approximately 60% of the shares outstanding. The proposal will benefit these controlling shareholders at the expense of minority shareholders.

        8.     The proposal to cease reporting is likely to substantially reduce the value of minority shareholders who continue to hold post split shares while increasing the value of the shares held by controlling shareholders.

        9.     The minority shareholders and potential minority shareholders will not have as much readily available information about the company if Kaiser ceases reporting. What information is available will not be as readily accessible and will be less reliable. The deterioration in the quantity and quality of publicly available information resulting from Kaiser's proposal will make the valuation of minority interests much more difficult thereby reducing the value independent investors place on Kaiser's stock.

        10.   In addition, the informational advantage already enjoyed by controlling shareholders over minority shareholders will increase dramatically as a result of the proposal thereby making it more likely minority shareholders will be further harmed by subsequent board actions. This increased ability for controlling shareholders to successfully self-deal will further reduce the value independent investors will place on Kaiser's stock.

        11.   Existing studies of discounts for lack of marketability and of premiums paid for controlling blocks of shares provide a range of estimates for the harm likely to be suffered by minority shareholders if the controlling shareholders are able to implement their proposal. While there is significant variation in the studies' results, they report estimates of the harm suffered by minority shareholders of 20%, 30%, even 40%.

        12.   The benefits claimed for Kaiser's proposal vanish next to these estimates of the harm to minority shareholders. Kaiser has identified gross direct cost savings from not having to file periodic reports with the Commission of $125,000 or approximately $0.08 per share or less than 0.3% of the current stock price. If the proposal passes and Kaiser ceases reporting with the Securities and Exchange Commission, it will still incur legal, accounting and printing costs and so $0.08 per share significantly overstates the costs savings.

        13.   These direct savings will be offset with the costs of meeting the reduced reporting requirements Kaiser will continue to have and will, in the first year at least, be more than fully offset by the costs of the reverse stock split and the petition to the Commission. Kaiser expects to pay $130,000 in fees associated with the reverse stock split and its petition to cease reporting. These costs alone will consume two years of the estimated net direct cost savings. In addition, Kaiser estimates that it will pay out $150,000 to purchase fractional post split shares. Far from conserving cash, Kaiser's proposal will be a net user of cash for at least three or four years.

        14.   Kaiser also suggests that there will be savings as a result of management no longer needing to focus on reporting to investors through the Securities and Exchange Commission. Even the unsubstantiated high savings in management time pale in comparison to the potential harm to minority shareholders. Kaiser estimates the annual cost savings to be as much as $500,000, but this is only $0.30 per share or 1% of the $29.25 value Kaiser places on its stock. Minority shareholders are likely to suffer substantial harm, many orders of magnitude larger than the savings in management time.

        15.   The only beneficiaries of Kaiser's proposal are the controlling shareholders. If Kaiser's proposal passes, these insiders who already have an informational advantage will continue to have the

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same information but minority shareholders and potential minority shareholders will have much less information. The pink sheet quotes Kaiser currently believes serve as a valid indicator of share value definitely will lose whatever informational value they currently have.

/s/ CRAIG J. McCANN Craig J. McCann, Ph.D., CFA

Securities Litigation & Consulting Group
3998 Fair Ridge Drive, Suite 250
Fairfax, Virginia 22033
Main: (703) 246-9380
Toll Free: (877) 246-9380
Fax: (703) 246-9387
http://www.slcg.com

3

EXHIBIT 1

[slcg LETTERHEAD]

Craig J. McCann, Ph.D., CFA President

CRAIGMCCANN@SLCG.COM 703-246-9381

Key Qualifications

        Dr. McCann is President, Securities Litigation and Consulting Group, Inc. He is experienced in securities class action litigation, financial analysis, investment management and valuation. Dr. McCann has taught graduate investment management at Georgetown University and at the University of Maryland, College Park. He held a Series 7 and a Series 63 NASD registration and is an NASD-R arbitrator. Dr. McCann is a Chartered Financial Analyst and a National Futures Association arbitrator.

        Dr. McCann received a B.A. and an M.A. in Economics from the University of Western Ontario and a Doctorate degree in Economics from the University of California, at Los Angeles. Dr. McCann's fields of graduate study were industrial organization, mathematical economics and information and uncertainty. His dissertation examined the incidence of golden parachutes and their effect on stock prices. After receiving his doctorate degree, Dr. McCann taught economics at the University of South Carolina.

        Prior to founding Securities Litigation and Consulting Group, Dr. McCann was Director at LECG and Managing Director, Securities Litigation at KPMG. Dr. McCann was a senior financial economist at the Securities and Exchange Commission. There he focused on investment management issues and contributed financial analysis to numerous investigations involving alleged insider trading, securities fraud, personal trading abuses and broker-dealer misconduct.

        Dr. McCann was a Senior Consultant at a consulting firm where he managed projects involving alleged securities fraud, insider trading, and market manipulation. These projects included analysis of materiality, causation, damages and class certification. In addition, he has consulted on transfer pricing, breach of contract, labor and antitrust cases as well as on various regulatory matters.

        Dr. McCann has published in the Journal of Legal Economics, the Journal of Applied Corporate Finance and in the Harvard Business Review He has testified in state and federal court, in NASD, NYSE, JAMS and AAA arbitration proceedings and before the United States Senate. He is an Associate Member of the American Bar Association.

3998 Fair Ridge Drive, Suite 250 Fairfax, Virginia 22033	main (703) 246-9380 fax (703) 246-9387	toll free (877) 246-9380 http://www.investmentdisputes.com

Professional Experience

SECURITIES LITIGATION AND CONSULTING GROUP, INC.
2000-	President Expert consulting and testifying in securities class actions, investment management, labor and valuation disputes.
Navigant Consulting, Inc. / LECG
1999-2000	Director Expert consulting and testifying in complex litigation.
KPMG llp
1997-1999	Managing Director, Securities Litigation Directed projects in complex litigation.
UNIVERSITY OF MARYLAND, COLLEGE PARK
1995-1998	Adjunct Professor of Finance Teaches graduate investment management, security analysis and modern portfolio theory.
GEORGETOWN UNIVERSITY
1996	Adjunct Professor of Finance Taught graduate investment management, security analysis and modern portfolio theory.
NATIONAL ECONOMIC RESEARCH ASSOCIATES
1995-1997	Senior Consultant Directed projects in the economics of complex securities litigation, antitrust and breach of contract.
VIRGINIA TECH
1995-1997	Adjunct Professor of Economics Teaches graduate managerial economics.
U.S. SECURITIES AND EXCHANGE COMMISSION
1994-1995	Professional Fellow and Acting Associate Chief Economist for Policy
Reviewed Commission initiatives and coordinated research in support of Chief Economist. Conducted independent research into portfolio management performance, investment advisors' personal trading and quantitative risk measures. Provided financial analysis in support of enforcement actions.
ECONOMIC ANALYSIS CORPORATION
1993-1994	Senior Economist Directed projects involving analysis of vertical and horizontal practices, mergers, and general business damages.
U.S. SECURITIES AND EXCHANGE COMMISSION
1992-1993	Academic Fellow Conducted research into the valuation and expensing of employee stock options, reviewed policy proposals and supported numerous enforcement actions with financial analysis.
UNIVERSITY OF SOUTH CAROLINA, COLLEGE OF BUSINESS
1987-1992	Assistant Professor Taught economics, antitrust and public policy towards business at undergraduate, masters, MBA and doctorate levels.

Education
UNIVERSITY OF CALIFORNIA, LOS ANGELES
1989	Ph.D., Economics
1986	M.A., Economics
UNIVERSITY OF WESTERN ONTARIO
1983	M.A., Economics
1982	B,A., Economics
Chartered Financial Analyst Series 7 NASD Registration (1997-1999) Series 63 NASD Registration (1997-1999)
Professional Activities

NASD-Regulation, Inc. Arbitration Panel member
National Futures Association Arbitration Panel member
American Bar Association—Section of Business Law
American Economic Association
American Finance Association
Association for Investment Management and Research
Washington Society of Investment Analysts

Testimony, Depositions, Reports and Affidavits

  Direct and cross-examination in Metro Equipment v. Morgan Stanley Dean Witter, et al NASD Arbitration, June 12, 2003 and January 9, 2004 on liability and damages.

  Expert Report in Century Business Services v. Victor C. Moore, Court of Common Pleas, Cuyahoga County, Case No. 469291, January 6, 2004 on materiality of and losses due to alleged accounting irregularities.

  Expert Report in United States of America v. Jeffry R. Anderson District of Eastern Virginia, Docket 1:03-CR-444, January 2, 2004 on losses due to alleged accounting irregularities.

  Direct and cross-examination in Jack E. Forbes v. A. G. Edwards, et al Circuit Court of Monongalia County, State of West Virginia, Civil Action No. 01-C325, December 11, 2003 on liability and damages.

  Expert Report in United States of America v. Scott H. Miller District of Eastern Virginia, Docket No. 03-443-A, December 3, 2003 on losses due to alleged accounting irregularities.

  Direct and cross-examination in Gordon McCormack et al v. Merrill Lynch, et al, NASD Arbitration, November 13, 2003 on liability and damages.

  Direct and cross-examination in ESCAM Trust v. MSDWet al, NASD Arbitration, October 23, 2003 on liability and damages.

  Deposition testimony in Jack E. Forbes v. A. G. Edwards, et al Circuit Court of Monongalia County, State of West Virginia, Civil Action No. 01-C-325, September 30, 2003 on liability and damages.

  Deposition testimony in William J. Kerley v. McCullough, Sherrill LLP, et al State Court of Fulton County, State of Georgia, Civil Action No. 02VS028870E, September 11, 2003 on liability and damages.

  Expert Report in Michael B. Holt, as Trustee of the Mark E. Munro Charitable Reminder Unitrust v. Merrill Lynch Trust Co., et al Superior Court of New Jersey, Docket # ESX-L-6713-02 September 8, 2003 on liability and damages.

  Expert Report in In re: Thompsons v. Glenmede Trust Company, Court of Common Pleas Philadelphia County, Pennsylvania February Term 2002, 004428, August 25, 2003 on liability and damages.

  Rebuttal Expert Report in In re: World Access, Inc. Securities Litigation, United States District Court, Northern District of Georgia Atlanta Division, 1:99-CV-0043-ODE August 8, 2003 on liability and damages.

  Direct and cross-examination in Marcia Cote v. Edward Jones, et al NASD Arbitration, July 30, 2002 on liability and damages.

  Direct and cross-examination in Chris Wendling et al v. Merrill Lynch, et al NASD Arbitration, July 17, 2002 on liability and damages.

  Expert Report in In re: Moutsatsos vs. Glenmede Trust Company, Court of Common Pleas Philadelphia County, Pennsylvania May Term 2001, 003659, July 7, 2003 on liability and damages.

  Expert Report in In re: World Access, Inc. Securities Litigation, United States District Court, Northern District of Georgia Atlanta Division, 1:99-CV-0043-ODE June 27, 2003 on liability and damages.

  Direct and cross-examination in Marcia Lockwood et al v. Morgan Stanley Dean Witter et al NASD Arbitration, March 20, 2003 and June 30 on liability and damages.

  Direct and cross-examination in J Hatch v. Olde Discount Brokers, et al NASD Arbitration, March 4, 2003 and May 28, 2003 on liability and damages.

  Affidavit in Nancy J. Needham et al v. Advanced Communications et al Circuit Court of Florida, Fifteenth Judicial Circuit, Case No.: 00-0067-CA-HDH, May 15, 2003 on damages.

  Direct and cross-examination in Orr v. Washington Square Securities, et al NASD Arbitration, April 30, 2003 on liability and damages.

  Direct and cross-examination in Manfredi v. FSC Securities, et al NASD Arbitration, April 22, 2003 on liability and damages.

  Deposition testimony in JDN Realty et al v. McCullough, Sherrill LLP, et al Superior Court of the State of Georgia, Civil Action No. 01-CV-39193, April 8, 2003 on liability and damages.

  Direct and cross-examination in Jorge Caso-Bercht v. CIBC Oppenheimer, et al NASD Arbitration, April 1 and April 3, 2003 on damages.

  Direct and cross-examination in Prudential Securities v. Serafin Garcia, et al NASD Arbitration, March 18, 2003 on liability and damages.

  Expert Report in Securities and Exchange Commission v. David W. Butler United States District Court Western District of Pennsylvania, Civil Action No. 00-1827, January 9, 2003 on liability and damages in an insider trading case.

  Expert Report in Jorge Caso-Bercht v. CIBC Oppenheimer, et al NASD Arbitration, January 9, 2003 on damages.

  Direct and cross-examination in Claire Wagenhals v. Piper Jaffray, et al NASD Arbitration, November 6, 2002 on liability and damages.

  Direct and cross-examination in Maria Eugenia Rivera de Barroso, et al v. CIBC Oppenheimer, et al NYSE Arbitration, October 14, 2002 on damages.

  Direct and cross-examination in Eugene Faust v. Gruntal et al NASD Arbitration, September 12, 2002 on liability and damages.

  Direct and cross-examination in Richard Eaton v. UBS PaineWebber NYSE Arbitration, July 30, 2002 on liability and damages.

  Direct and cross-examination in Stephen Bauer v. Morgan Stanley Dean Witter NYSE Arbitration, July 24, 2002 on liability and damages.

  Direct and cross-examination in Bradley Markham and John Truchanowicz v. Black Box Inc. AAA Arbitration, June 4, 2002 on liability and damages.

  Direct and cross-examination in Douglas Millar et al v. Merrill Lynch, et al JAMS Arbitration, May 9, 2002 on liability and damages.

  Supplemental Expert Report in Maria Eugenia Rivera de Barroso, et al v. CIBC Oppenheimer, et al NYSE Arbitration, April 29, 2002 on liability and damages.

  Deposition testimony in Dezendorf v. Riggs Bank, April 24, 2002, District of Columbia Superior Court, Civil Action No. 00502-01 on damages in trust management case.

  Supplemental Expert Report in Douglas Millar et al v. Merrill Lynch, et al JAMS Arbitration, April 10, 2002 on liability and damages.

  Expert Report in Douglas Millar et al v. Merrill Lynch, et al JAMS Arbitration, March 23, 2002 on liability and damages.

  Expert Report in Maria Eugenia Rivera de Barroso, et al v. CIBC Oppenheimer, et al NYSE Arbitration, March 1, 2002 on liability and damages.

  Direct and cross-examination in Korn v. Merrill Lynch et al NASD Arbitration Panel, January 23, 2002 on liability and damages.

  Direct and cross-examination in Considine v. Considine NASD Arbitration Panel, January 22, 2002 on liability and damages.

  Direct and cross-examination in Wolfe v. Considine NASD Arbitration Panel, November 27, 2001 on liability and damages.

  Expert Report in In re: Pediatric Services of America, Inc. Securities Litigation, United States District Court, Northern District of Georgia Atlanta Division, November 19, 2001 on liability and damages.

  Direct and cross-examination in United States of America v. Paul F. Polishan Middle District of Pennsylvania No. 3: CR-96-274 November 15, 2001.

  Expert Report in United States of America v. Paul F. Polishan Middle District of Pennsylvania No. 3: CR-96-274 November 5, 2001 on losses due to alleged accounting irregularities.

  Deposition testimony in Securities and Exchange Commission v. David W. Butler United States District Court Western District of Pennsylvania, Civil Action No. 00-1827, October 26, 2001.

  Expert Report in Securities and Exchange Commission v. David W. Butler United States District Court Western District of Pennsylvania, Civil Action No. 00-1827, October 15, 2001 on liability and damages in an insider trading case.

  Direct and cross-examination in Garcia v. A.G. Edwards, et al NASD Arbitration Panel, September 25, 2001 on liability and damages.

  Affidavit in Ratcliff Family Charitable Remainder Trust et al v. Appletree Capital Management et al Circuit Court of Collier County, Florida Case No.: 00-0067-CA-HDH, August 22, 2001 on damages in a trust management case.

  Affidavit in Mahvash Sabet v. Olde Discount Corporation et al, Superior Court of Arizona, July 31, 2001 on damages in sales practices case.

  Declaration in Kantishna Mining Company, Inc. et al v. Gail Norton et al United States District Court, District of Alaska F98-007 CV (JKS) June 1, 2001 on application of the Prudent Investor Rule in a takings case.

  Direct and cross-examination jury trial testimony in Mahvash Sabet v. Olde Discount Corporation et al, Superior Court of Arizona, April 24 and 25, 2001 on liability in sales practices case.

  Expert Report and Declaration in Kantishna Mining Company, Inc. et al v. Gail Norton et al United States District Court, District of Alaska F98-007 CV (JKS) April 17, 2001.

  Direct and cross-examination in H. James Griggs et al v. Pace American Group, Inc., Coopers & Lybrand L.L.P., et al United States District Court, District of Arizona, March 13, 2001 on liability and damages.

  Direct and cross-examination in Pierce v. van Beuren, Circuit Court of Rappahannock County, VA, January 24, 2001 on the returns to an investment portfolio.

  Deposition testimony in Mahvash Sabet v. Olde Discount Corporation et al, Superior Court of Arizona, January 22 and January 23, 2001 on liability and damages.

  Expert Report in Sanford I. Ruden and Martin R. Cramer v. World Financial Services, Inc. et al., NASD Arbitration Panel, December 4, 2000 on liability and damages.

  Deposition testimony in H. James Griggs et al v. Pace American Group, Inc., Coopers & Lybrand L.L.P., et al United States District Court, District of Arizona, December 4, 2000 on liability and damages.

  Expert Report in H. James Griggs et al v. Pace American Group, Inc., Coopers & Lybrand L.L.P., et al United States District Court, District of Arizona, November 14, 2000 on liability and damages.

  Direct and cross examination in Nickin v. Ryan, Beck, et al NASD Arbitration Panel, November 9, 2000 on liability and damages.

  Direct and cross-examination in Mark R. Mueller v. Gaines, Berland Inc., et al NASD Arbitration Panel, November 6, 2000 on liability and damages.

  Direct and cross examination in Raymond H. Stanton II and Raymond H. Stanton III v. Cendant Corporation, American Arbitration Association, October 16 and 18, 2000 on damages.

  Affidavit in In re: Pediatric Services of America, Inc. Securities Litigation, United States District Court, Northern District of Georgia Atlanta Division, October 13, 2000 on class certification.

  Supplemental Expert Report in Mahvash Sabet v. Olde Discount Corporation et al, Superior Court of Arizona, October 11, 2000 on damages.

  Expert Report in Mark R. Mueller v. Gaines, Berland Inc., et al NASD Arbitration Panel, October 3, 2000 on liability and damages.

  Direct and cross examination in Mary G. Johnson v. Ryan, Lee & Co, Inc. and Preston Mulford, NASD Arbitration Panel, September 15 and September 26, 2000 on liability and damages.

  Direct and cross-examination in Cesar Maderazo and Lenor Maderazo v. PiperJaffray, Inc. and Vincent H. Rossi, NASD Arbitration Panel, September 12, 2000 on damages.

  Expert Report in David Lesser, et al v. Quadramed Corporation (00 Civ. 606-A E.D.VA.), September 8, 2000 on liability and damages.

  Expert Report in Mahvash Sabet v. Olde Discount Corporation et al, Superior Court of Arizona, August 31, 2000 on damages.

  Expert Report in UMG Recordings, Inc. et al v. MP3.com, Inc., (00 Civ. 0472 (JSR) S.D.N.Y.) August 8, 1999 on willfulness.

  Expert Report in Cesar Maderazo and Lenor Maderazo v. Piper Jaffray, Inc. and Vincent H. Rossi, NASD Arbitration Panel, August 5, 2000 on damages.

  Deposition testimony in Jason A. Forge et al v. National Semiconductor Corp. et al, (CV 770082, Superior Court of the State of California, County of Santa Clara) May 18, 2000 on materiality.

  Expert Report in John Tenaglia and The Tenaglia Family Partnership v. A. F. Best Securities et al, (U.S. District Court, Southern District of Florida) on churning, markups and suitability in a retail municipal bond portfolio, March 31, 2000.

  Affidavit in Mahvash Sabet v. 0lde Discount Corporation et al, Superior Court of Arizona, February 17, 2000 on market microstructure and trading costs.

  Expert Report in Raymond H. Stanton II and Raymond H. Stanton III v. Cendant Corporation, American Arbitration Association, February 9, 2000 on damages.

  Expert Report in South Beach Securities Inc. before the National Securities Clearing Corporation, January 31, 2000. Direct and cross-examination February 9, 2000 on market risk in short warrants position.

  Expert Report in John S. Davenport v. Wheat First Securities, Inc. et al, NASD Arbitration Panel, November 1, 1999 on suitability and damages.

  Deposition testimony in Jonathan Bekhor et al v. Josephthal Holdings et al, (96 Civ. 4156 (LMM) S.D.N.Y.) September 30, 1999 on damages due to an alleged breach of contract.

  Expert Report in Jonathan Bekhor et al v. Josephthal Holdings et al, (96 Civ. 4156 (LMM) S.D.N.Y.) August 20, 1999 on damages due to an alleged breach of contract.

  Direct and cross-examination in William S. Haaz, et al v. Oppenheimer & Co., Inc., et al NASD Arbitration Panel, October 7, 1998 on churning, suitability and damages.

  Expert Report in William S. Haaz, et al v. Oppenheimer & Co., Inc., et al NASD Arbitration Panel, September 15, 1998 on churning, suitability and damages.

  Direct and cross-examination in David L. Ffrench v. Pennsylvania Merchant Group, et al on liability and damages in securities arbitration on suitability and damages May 6, 1998.

  Report on The Adequacy of the SIPC Fund to the Board of Directors of Securities Investor Protection Corporation, April 22, 1998.

  Expert Report in David L. Ffrench v. Pennsylvania Merchant Group, et al NASD Arbitration Panel, April 6, 1998 on suitability and damages.

  Verified Statement in Douglas Stabile, et al v. Castle Commodities, et al CFTC Docket No. 97-R114, February 2, 1998 on churning and damages in a futures account.

  Expert Report in Quereshi et al v. PaineWebber et al NASD Arbitration Panel, November 3, 1997 on churning, suitability and damages.

  Direct and cross-examination in John Shane and Beth Goodman v. Tokai Bank, (96 Civ. 5187 S.D.N.Y.) October 23, 24 1997 on the size and attribution of derivatives trading losses.

  Deposition testimony in John Shane and Beth Goodman v. Tokai Bank, (96 Civ. 5187 S.D.N.Y.) October 19, 1997.

  Expert Report in John Shane and Beth Goodman v. Tokai Bank, (96 Civ. 5187 S.D.N.Y.) October 18, 1997.

  Direct and cross-examination in Biagas et al v. D.H. Blair at al on liability and damages in securities arbitration on unauthorized trading, suitability, fraud and damages August 21, 22, October 14, 15 and December 10, 11 1997.

  Expert Report in Janette Alper v. Amur S. Burchinow, et, al., NASD Arbitration Panel on churning and damages, January 30, 1997.

  Before the Subcommittee on Securities of the Senate Banking Housing and Urban Affairs Committee, "How (and Why) Companies Should Value Their Employee Stock Options" Senate Hearings No. 103-359, October 21, 1993.

Sample Projects

  Consultant to counsel in derivatives (currency swaps) case.

  Consultant to counsel in derivatives (futures & options on stock indexes) case.

  Expert report at Wells Submission stage in investigation of alleged insider trading surrounding merger announcement.

Shareholder Class Actions

  Consultant to counsel in over one hundred securities class action lawsuits including:

  Consultant to counsel for a heavy equipment manufacturer on liability, materiality and damages in a 10b-5 case.

  Consultant to counsel for a computer software company on liability, materiality and damages in a 10b-5 case.

  Consultant to counsel for a manufacturer of wireless telephone equipment on liability, materiality and damages in a 10b-5 case.

Publications and Working Papers

  "The Use of Leveraged Investments to Diversify a Concentrated Position" with Dr. Dengpan Luo, available at www.slcg.com.

  "Detecting Personal Trading Abuses" working paper, 2003, available at www.slcg.com.

  "Churning Revisited: Trading Costs and Control" with Dr. Dengpan Luo, Securities Arbitration 2003 Handbook PLI available at www.slcg.com.

  "The Suitability of Exercise and Hold," with Dr. Dengpan Luo, Securities Arbitration 2002 Handbook, PLI available at www.slcg.com.

  "Spreads, Markups, Sales Credits and Trading Costs," working paper with Richard Himelrick, Esq., 2001 available at www.slcg.com.

  "The Prudent Investor Rule, Uniform Prudent Investor Act and Financial Theory," working paper, 2000.

  "Economic Analysis in Broker Customer Disputes Involving Allegations of Churning," Journal of Legal Economics 9:1 Spring/Summer 1999.

(reprinted in Securities Arbitration 1999 Handbook PLI)

  "A Comment on Accelerated Trading Models Used in Securities Class Action Lawsuits," with David Hsu, Journal of Legal Economics 8:3 Winter 1998-1999.

  "How (and Why) Companies Should Value Their Employee Stock Options," Journal of Applied Corporate Finance Summer 1994, Volume 7 number 2, page 91.

  "Perspectives: Taking Account of Stock Options," Harvard Business Review January-February 1994, Volume 72 number 1, page 27.

  "Golden Parachutes: A Theoretical and Empirical Investigation," unpublished Ph.D. dissertation, UCLA, 1989.

Presentations at Conferences and Colloquia

  "Damage Theories Under State Law for Securities Violations by Brokers in Arbitration," Houston Bar Association Securities Litigation & Arbitration Law Section, October 16, 2003.

  "Prosecuting and Defending Claims Against Stockbrokers" Pennsylvania Bar Association, Mechanicsburg, March 19, 2003, Philadelphia, April 3, 2003 and Pittsburgh April 23, 2003.

  "Claims Against Stockbrokers: How to Advise Your Clients" Virginia Bar Association, faculty member, Richmond, February 12, 20C3 and Fairfax, February 13, 2003.

  "Prosecuting and Defending Claims Against Stockbrokers" Pennsylvania Bar Association, faculty member, Mechanicsburg, August 2, 2001 and Philadelphia, August 14, 2001.

  "Fiduciary Investing Under Virginia's New Uniform Acts" Virginia CLE, faculty member, Roanoke, Richmond, Norfolk and Falls Church, June 2000.

  "Securities Class Action Damages," Litigation and Business Valuation Conference, NYSSCPA, New York, NY November 15, 1999.

  "Securities Arbitration, 1999" Practising Law Institute, faculty member, San Francisco, July 16, 1999 and New York City, August 19, 1999.

  "Prosecuting and Defending Claims Against Stockbrokers" Pennsylvania Bar Association, faculty member, Pittsburgh, July 20, 1999 and Philadelphia, August 10, 1999.

  "Economic Analysis of Damages in Securities Class Actions," Chicago Bar Association, Chicago, IL April 16, 1998.

  "Antitrust & Banking: Emerging Issues in the New Banking Environment," Office of the Comptroller of the Currency, Conference on Antitrust & Banking, Washington D.C., November 16, 1995.

January 12, 2004

QuickLinks

MEMORANDUM IN SUPPORT OF MOTION OF CLAIMANT PIPPIN AND THE CLASS OF ICT SPECTRUM CLAIMANTS FOR A STAY OF THE DE-REGISTRATION OF KAISER GROUP HOLDINGS COMMON STOCK PENDING THE FINAL DISPOSITION OF THE BANKRUPTCY COURT'S FEBRUARY 2, 2004 ORDER
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